Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED MAY 9, 2014
TO THE PROSPECTUS DATED APRIL 4, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 4, 2014, as supplemented by Supplement No. 1 dated April 4, 2014, Supplement No. 2 dated April 28, 2014 and Supplement No. 3 dated May 1, 2014. The purpose of this supplement is to disclose:

•	a change to our investment guidelines;

•	our amended and restated expense support agreement with our advisor; and

•	an update to our plan of distribution.

Change to Our Investment Guidelines

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our investment guidelines and investment allocations.

Our board of directors has determined that it is in our best interests to prohibit international investments and has amended our investment guidelines to provide that we will not make investments in international properties or allocate any portion of our investments to international investments.

Second Amended and Restated Expense Support Agreement

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our expense support agreement with our advisor.

On May 29, 2013, we entered into an expense support agreement with our advisor, as amended and restated on November 11, 2013, which we refer to as the expense support agreement. Pursuant to the terms of the expense support agreement, our advisor has agreed to defer reimbursement of certain expenses related to our operations that our advisor has incurred, and may continue to incur, which are not deferred organization and offering expenses required to be reimbursed over the 60-month period following January 3, 2014 in accordance with our advisory agreement, which we refer to as expense payments. These expense payments may include, without limitation, expenses that are organizational and offering expenses and operating expenses under our advisory agreement. The expense support agreement provided for limits on the expense payments that may be incurred by the advisor and for the terms of the deferred reimbursement of the expense payments by us to the advisor.

On May 8, 2014, we entered into a second amended and restated expense support agreement with our advisor, which we refer to as the second amended expense support agreement. Pursuant to the terms of the second amended expense support agreement, our advisor may incur expense payments until the earlier of (1) the date we have surpassed $200 million in aggregate gross proceeds from our public offering or (2) the date the aggregate expense payments by our advisor exceed $7.1 million. Our advisor has agreed to defer reimbursement of expense payments until the earlier of (1) the quarter beginning on January 1, 2015 or (2) the quarter in which we surpass $200 million in aggregate gross proceeds from our public offering. Upon the commencement of reimbursements, we will reimburse our advisor within five business days following the end of each quarter in an amount equal to the lesser of (1) $250,000 and (2) the aggregate amount of all expense payments made by our advisor prior to the last day of the previous calendar quarter that have not been previously reimbursed to our advisor, until we have reimbursed our advisor for the aggregate of all expense payments; provided, however, that the maximum reimbursement will be increased (i) from $250,000 to $325,000 commencing with the quarter immediately following the calendar quarter in which we surpass $850 million in gross proceeds from our public offering and (ii) from $325,000 to $400,000 commencing with the quarter immediately following the calendar quarter in which we surpass $1.9 billion in gross proceeds from our public offering. In all cases, however, such reimbursement payments to our advisor will be subject to reduction as necessary in order to ensure that (1) such reimbursement payment, when taken together with our cumulative total operating expenses for the four calendar quarters ending with such calendar quarter, will not cause our total operating expenses for any four consecutive fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of our net income, or, if an excess over the 2%/25% guidelines has been previously approved by our independent directors, such approved excess, and (2) such reimbursement payment will not cause the aggregate organizational and offering expenses paid by us to exceed 15% of the gross proceeds from the sale of shares in this offering as of the date of the reimbursement payment.

In addition, the second amended expense support agreement provides that we will reimburse our advisor in cash for all remaining unreimbursed expense payments, which we refer to as lump sum payment, in the event that, for a period of two consecutive calendar quarters, (1) we have positive cash flow for the quarter after the payment of a 5.0% annualized dividend, excluding any reinvestment of dividends, and (2) our dividends paid for the quarter are one hundred percent or less as a percentage of both our funds from operations, as defined by the National Association of Real Estate Investment Trusts, and modified funds from operations, as defined by the Investment Program Association, for such quarter. The amount of any lump sum payment will be reduced by an amount necessary to ensure that (1) our total operating expenses for any four consecutive fiscal quarters do not exceed the greater of 2% of our average invested assets or 25% of our net income, or, if an excess over the 2%/25% guidelines has been previously approved by our independent directors, such approved excess, and (2) such lump sum payment will not cause the aggregate organizational and offering expenses paid by us to exceed 15% of the gross proceeds from the sale of shares in this offering as of the date of the reimbursement payment.

Update to Our Plan of Distribution

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding the dealer manager fee paid to the dealer manager.

We pay the dealer manager a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.55% of our NAV for each share class for such day for coordinating our marketing and distribution efforts. The dealer manager may reallow a portion of the dealer manager fee to participating broker-dealers that meet certain thresholds of our shares under management and may pay services fees to registered investment advisor broker platforms.